UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 13, 2008

Commission File Number: 333-146371

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 13, 2008, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated February 13, 2008, announcing record results for the fourth quarter and full year 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2008

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated February 13, 2008, announcing record results for the fourth quarter and full year 2007.

news release

ARCELORMITTAL REPORTS RECORD FULL YEAR AND FOURTH QUARTER 2007 RESULTS

Luxembourg, February 13, 2008 – ArcelorMittal1 (referred to as “ArcelorMittal”, or the “Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three- and twelve-month periods ended December 31, 2007.

Highlights:

Record 2007 results

¡	EBITDA[2] of $19.4 billion, up 27% year-on-year

¡	Net income of $10.4 billion, up 30% year-on-year

¡	Strong cash flow from operations of $16.5 billion; $5.4 billion capex spend

¡	Total return to ArcelorMittal shareholders of $4.4 billion in 2007, of which $1.8 billion in cash dividends paid and $2.6 billion in share buy-backs

¡	Synergies of $1.4 billion generated by end of 2007

Dividend distribution 2008

¡

As per the Company’s dividend policy of returning 30% of net income to shareholders, ArcelorMittal will return a total of $3.1 billion to shareholders in 2008, of which $2.1 billion will be in cash dividends and $1.0 billion in share buy-backs

[1]	ArcelorMittal is the name of the entity resulting from the merger of (the former) ArcelorMittal into Arcelor on November 13, 2007.
[2]	EBITDA is defined as operating income plus depreciation and impairment

Three dimensional growth strategy advancing:

¡	20 million tonnes of organic growth potential as announced on September 11, 2007

¡	Geographic strategy advancing with transactions announced in Argentina, Brazil, China, Costa Rica, Egypt, Mexico and Poland

¡	Development of product diversification with transactions in pipes and tubes, galvanizing, stainless steel and wire businesses

¡	Enhancement in value chain with progress in both mining activities and distribution

¡	Total of 35 transactions announced in 2007 - 14 transactions completed in 2007, with a capital outlay of $12.3 billion[3] including cash paid, debt assumed and fair value of equity issued

Guidance for first quarter 2008

¡	Q108 EBITDA guidance of $4.7 - $5.0 billion, versus $4.3 billion in Q107

Commenting, Lakshmi N. Mittal, President and CEO, ArcelorMittal, said:

“2007 has been a truly excellent year for ArcelorMittal. We are announcing today record earnings with EBITDA of $19.4 billion, some 27% higher than pro forma 2006 results, and strong cash flow from operations. This reflects the strength of the ArcelorMittal business model, which enables us to benefit from a healthy global demand for steel in both the high-quality developed and fast-growth developing economies.

2007 was the first full year following the merger of Arcelor and Mittal Steel to create the world’s leading steel company. I am very proud of the way the two companies have integrated so successfully, building a steel company which is focused on leading the transformation of our industry towards a sustainable future. Today’s results clearly demonstrate the considerable progress that we are making in this regard.

Separately, we have not let the integration process distract us from continuing to identify further opportunities for progress. In 2007, we announced 35 acquisitions, all of which serve to strengthen ArcelorMittal’s global steel offering further. We have also identified 20 million tonnes of organic growth potential.

Looking forward we are expecting performance in the first quarter of 2008 to be comparable to the fourth quarter 2007 levels. We are very pleased with the performance and progress of the Company”.

[3]	Excludes $1.3 billion of disposals

Financial highlights (on the basis of IFRS4, amounts in US$ and Euros5 ):

(In millions of U.S. dollars except earnings per share and shipments data)

Results	U.S. Dollars
	Q4 2007 Actual	Q3 2007 Actual	Q4 2006 Pro forma	FY 2007 Actual	FY 2006 Pro forma
Shipments (Million MT)[6]	28.0	26.0	26.7	109.7	110.5
Sales	27,993	25,524	23,203	105,216	88,576
EBITDA	4,847	4,881	4,118	19,400	15,272
Operating income	3,290	3,853	3,243	14,830	11,824
Net income	2,435	2,960	2,371	10,368	7,973
Basic earnings per share	$1.72	$2.10	$1.72	$7.41	$5.76

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q4 2007 Actual	Q3 2007 Actual	Q4 2006 Pro forma	FY 2007 Actual	FY 2006 Pro forma
Shipments (Million MT)	28.0	26.0	26.7	109.7	110.5
Sales	19,324	18,579	17,997	76,772	70,534
EBITDA	3,346	3,553	3,194	14,155	12,161
Operating income	2,271	2,805	2,515	10,821	9,416
Net income	1,681	2,155	1,839	7,565	6,349
Basic earnings per share	€1.19	€1.53	€1.33	€5.41	€4.59

[4]

The financial information in this press release and Appendix 1 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in this press release have not been audited.

[5]	U.S. dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.4486, 1.3738, 1.2893, 1.3705 and 1.2558 for Q4 2007, Q3 2007, Q4 2006, 12M 2007 and 12M 2006, respectively.
[6]	Some inter-company shipments are not eliminated. Shipments for the fourth quarter include a (57kt) adjustment for elimination of quarter three 2007 inter-company shipments in the stainless segment.

Inter-company transactions have been eliminated in consolidation.

FULL YEAR 2007 AND FOURTH QUARTER NEWS CONFERENCE (FOR MEDIA)

ArcelorMittal management will host a news conference:

Date: Wednesday, February 13, 2008

Time: 5.30 am New York Time / 10.30 am Greenwich Mean Time /

11.30 am Central European Time

The dial in number:

International number: +44 207 0705 579

UK: 0207 0705 579

USA: +1 866 432 7186

Replay Numbers:

International number: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

Access Code for each language on the replay:

English 069434#

Spanish 181439#

French 414790#

The news conference will be available via a live video webcast on www.arcelormittal.com.

FULL YEAR 2007 AND FOURTH QUARTER EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the full year 2007 and fourth quarter 2007 financial performance of ArcelorMittal at 9.30 am New York Time / 2.30 pm Greenwich Mean Time / 3.30 pm Central European Time on Wednesday, February 13, 2008. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 611 0043

UK: 0208 611 0043

USA: +1 866 432 7175

A replay of the conference call will be available for one week by dialling (access code 634819#):

International: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets, the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal or the entities to which it is successor (including Mittal Steel Company N.V. (“Mittal Steel”)) including Mittal Steel’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ENQUIRIES: Contact information ArcelorMittal Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail:press@arcelormittal.com Phone: +352 4792 5000

ArcelorMittal Corporate Communications		Netherlands

Nicola Davidson	+44 207 543 1162 /1172	Leon Melens, Smink, Van der Ploeg & Jongsma, +31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener, +49 69 92 18 74 77
Lydia Pretzlik / Tom Siveyer	+44 20 7379 5151	France
Belgium		Image 7
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne-France Malrieu,	+33 1 53 70 74 95
North America		Tiphaine Hecketsweiler
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

ARCELORMITTAL FULL YEAR AND FOURTH QUARTER

2007 RESULTS – PRO FORMA COMPARISON

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three- and twelve-month periods ended December 31, 2007.

Pro forma presentation

The pro forma results for 2006 include the results of Arcelor, Sonasid and Dofasco as if these acquisitions had occurred on January 1, 2006.

The results of Sicartsa are included from April 20, 2007, the date of its acquisition by the Company.

Disposals

The pro forma results for 2006 include the results of the following subsidiaries until the dates of their disposals:

•	the disposal of Huta Bankowa Pólska z.o.o. in January 2007;

•	the disposal of Travi e Profilati di Pallanzeno in January 2007; and

•	the disposal of Stahlwerk Thüringen GmbH in March 2007.

On August 31, 2007, ArcelorMittal merged its European laser-welded tailored blanks business (previously accounted for as an asset held for sale) with Noble International Limited (“Noble International”).

Results for the twelve months ended December 31, 2007 versus pro forma results for the twelve months ended December 31, 2006

ArcelorMittal’s net income for the twelve months ended December 31, 2007 was $10.4 billion, or $7.41 per share as compared to pro forma net income for the twelve months ended December 31, 2006 of $8.0 billion, or $5.76 per share.

Sales and operating income for the twelve months ended December 31, 2007 were $105.2 billion and $14.8 billion, respectively, as compared with pro forma sales and operating income for the twelve months ended December 31, 2006, of $88.6 billion and $11.8 billion. Sales were higher primarily due to higher average selling prices.

Total steel shipments for the twelve months ended December 31, 2007 remained flat at 110 million metric tonnes as compared with pro forma total steel shipments of 111 million metric tonnes for the twelve months ended December 31, 2006. The Company reduced production and shipments during the year in line with a reduction in market demand, particularly in North America. Stainless steel production and shipments were also reduced in line with market decline.

Depreciation for the twelve months ended December 31, 2007 increased to $4.6 billion as compared with pro forma depreciation for the twelve months ended December 31, 2006 of $3.4 billion. Depreciation increased primarily due to increase in tangible and intangible assets, foreign exchange differences, and acquisitions. Depreciation was also negatively impacted in 2007 by impairment expenses ($172 million) and reduction of goodwill ($260 million). As from January 1, 2008, the Company expects the quarterly depreciation charge to return to normalized levels of approximately $1.1 billion per quarter.

Income from equity method investments and other income for the twelve months ended December 31, 2007 was $985 million as compared with pro forma income from equity method investments and other income of $619 million for the twelve months ended December 31, 2006.

The increase primarily relates to our German investment.

Net financing costs for the twelve months ended December 31, 2007 decreased to $927 million as compared with pro forma net financing costs for the twelve months ended December 31, 2006 of $1.3 billion. Net financing costs for the twelve months ended December 31, 2007 were lower primarily due to increase in mark-to-market gain on financial instruments of $379 million.

Income tax expense for the twelve months ended December 31, 2007, increased to $3.0 billion as compared with pro forma income tax expense for the twelve months ended December 31, 2006 of $1.7 billion. The effective tax rate for the twelve months ended December 31, 2007 was 20.4% as compared with the pro forma effective tax rate for the twelve months ended December 31, 2006 of 14.9%. The increase in effective tax rate is mainly due to higher income in higher-tax jurisdictions in 2007.

Minority interest for the twelve months ended December 31, 2007 remained flat at $1.5 billion as compared with the pro forma minority interest for the twelve months ended December 31, 2006. Minority interest was lower due to the repurchase of minority interest in ArcelorMittal Brasil and Arcelor, offset by the increase in results allocated to the remaining minority interest.

Results for the three months ended December 31, 2007 versus the three months ended September 30, 2007 and the pro forma results for the three months ended December 31, 2006

ArcelorMittal’s net income for the three months ended December 31, 2007 was $2.4 billion, or $1.72 per share, as compared with $3.0 billion, or $2.10 per share, for the three months ended September 30, 2007, and pro forma net income of $2.4 billion, or $1.72 per share, for the three months ended December 31, 2006.

Sales and operating income for the three months ended December 31, 2007 were $28.0 billion and $3.3 billion, respectively, as compared with $25.5 billion and $3.9 billion, respectively, for the three months ended September 30, 2007. Pro forma sales and operating income for the three months ended December 31, 2006 were $23.2 billion and $3.2 billion, respectively.

Total steel shipments for the three months ended December 31, 2007 were 28.0 million metric tonnes, as compared with 26.0 million metric tonnes for the three months ended September 30, 2007, and pro forma steel shipments of 26.7 million metric tonnes for the three months ended December 31, 2006. Total steel shipments were greater in the three months ended December 31, 2007, as compared to the three months ended September 30, 2007, since the three-month period ended September 30, 2007 was affected by seasonal slowdown.

Analysis of operations for the three months ended December 31, 2007 versus the three months ended September 30, 2007 and the pro forma results for the three months ended December 31, 2006

Sales for the three months ended December 31, 2007 were $28.0 billion, as compared with $25.5 billion for the three months ended September 30, 2007, and pro forma sales of $23.2 billion for the three months ended December 31, 2006. Sales for the three months ended December 31, 2007 as compared with the three months ended September 30, 2007 increased primarily due to higher volumes.

Depreciation for the three months ended December 31, 2007 was higher at $1.6 billion, as compared with $1.0 billion for the three months ended September 30, 2007, and as compared with pro forma depreciation of $875 million for the three months ended December 31, 2006. Depreciation was negatively impacted by impairment expenses relating to the closure of the hot and cold mill at the Contrecoeur plant in Canada of $122 million and $50 million for the steel plant at ArcelorMittal Gandrange in France and reduction of goodwill of $260 million. This reduction of goodwill resulted from the recognition of net operating losses previously not recognized in purchase accounting, amongst others due to a restructuring in ArcelorMittal Brasil in the second half of 2007, post the mandatory tender offer.

Operating income for the three months ended December 31, 2007 decreased to $3.3 billion, as compared with $3.9 billion for the three months ended September 30, 2007, and increased as compared with pro forma operating income of $3.2 billion for the three months ended December 31, 2006. The decrease in operating income is primarily attributable to the increase in depreciation as described above.

Income from equity method investments and other income/expenses for the three months ended December 31, 2007 was $273 million as compared with $280 million for the three months ended September 30, 2007, and pro forma income from equity investments and other income of $209 million for the three months ended December 31, 2006.

Net financing costs for the three months ended December 31, 2007 were higher at $546 million as compared with $189 million for the three months ended September 30, 2007, and lower as compared to pro forma net financing income of $4 million for the three months ended December 31, 2006. Financing costs increased primarily due to a fourth quarter loss on mark-to-market financial instruments of $53 million, compared to a gain of $274 million in the third quarter of 2007.

Income tax expense for the three months ended December 31, 2007 decreased to $345 million as compared to $672 million for the three months ended September 30, 2007. The effective tax rate for the three months ended December 31, 2007 was 11.4% as compared with 17.0% for the three months ended September 30, 2007. The pro forma income tax expense for the three months ended December 31, 2006 was $642 million, representing an effective tax rate of 18.6%. Income tax expense decreased for the three months ended December 31, 2007 primarily due to the positive impact of recognition of deferred tax assets.

Minority interest for the three months ended December 31, 2007 was $237 million, as compared with $312 million for the three months ended September 30, 2007, and pro forma minority interest of $443 million for the three months ended December 31, 2006. This decrease resulted primarily from the repurchase of minority interest in Arcelor and ArcelorMittal Brasil, partially offset by an increase in minority results in ArcelorMittal South Africa.

Net income for the three months ended December 31, 2007 decreased to $2.4 billion as compared with $3.0 billion for the three months ended September 30, 2007, and pro forma net income of $2.4 billion for the three months ended December 31, 2006.

Analysis of segment operations Q4 2007 v Q3 2007

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were higher at 7.3 million metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 6.9 million metric tonnes for the three months ended September 30, 2007.

Sales were higher at $6.2 billion for the three months ended December 31, 2007, as compared with sales of $5.7 billion for the three months ended September 30, 2007.

Operating income was lower at $693 million for the three months ended December 31, 2007, as compared with operating income of $864 million for the three months ended September 30, 2007. Operating income was impacted by impairment expenses of $122 million in Contrecoeur, Canada.

Operating results for the three months ended December 31, 2007 decreased as compared with the three months ended September 30, 2007, due to impairment expenses and higher costs, driven by higher input prices, that were partially offset by higher volumes.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were higher at 8.8 million metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 7.8 million metric tonnes for the three months ended September 30, 2007.

Sales were higher at $9.2 billion for the three months ended December 31, 2007, as compared with sales of $8.2 billion for the three months ended September 30, 2007.

Operating income was lower at $869 million for the three months ended December 31, 2007, as compared to $1.0 billion for the three months ended September 30, 2007.

Operating results for the three months ended December 31, 2007 were lower as compared to the three months ended September 30, 2007, primarily due to higher input prices, partially offset by higher volumes.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were higher at 6.3 million metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 5.7 million metric tonnes for the three months ended September 30, 2007.

Sales were higher at $6.7 billion for the three months ended December 31, 2007, as compared with sales of $5.5 billion for the three months ended September 30, 2007.

Operating income was higher at $923 million for the three months ended December 31, 2007, as compared with operating income of $897 million for the three months ended September 30, 2007. During the fourth quarter, operating income was impacted by impairment expenses of $50 million at ArcelorMittal Gandrange.

Operating results for the three months ended December 31, 2007 increased as compared with the three months ended September 30, 2007, primarily due to higher volumes partially offset by higher costs.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were marginally lower at 5.2 million metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 5.3 million metric tonnes for the three months ended September 30, 2007.

Sales were marginally lower at $4.7 billion for the three months ended December 31, 2007, as compared to $4.8 billion for the three months ended September 30, 2007.

Operating income was lower at $631 million for the three months ended December 31, 2007, as compared with operating income of $790 million for the three months ended September 30, 2007.

Operating results for the three months ended December 31, 2007 decreased as compared to the three months ended September 30, 2007, mainly due to lower volumes and higher input costs.

Stainless Steel

Total steel shipments in the Stainless Steel segment7 were higher at 461 thousand metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 432 thousand metric tonnes for the three months ended September 30, 2007.

Sales were higher at $2.3 billion for the three months ended December 31, 2007, as compared with sales of $2.0 billion for the three months ended September 30, 2007.

Operating income was lower at $115 million for the three months ended December 31, 2007, as compared with operating income of $151 million for the three months ended September 30, 2007.

Operating results for the Stainless Steel segment decreased for the three months ended December 31, 2007, as compared to the three months ended September 30, 2007, due to a significant negative price-cost squeeze effect mainly driven by lower selling prices.

AM3S8

AM3S segment shipment and sales from the fourth quarter of 2007 onwards include those of ArcelorMittal International, which are principally derived from trading and international sales activities in certain regions. As a result, shipment and sales figures for this period are not fully comparable with previous periods.

Total steel shipments in the AM3S segment were higher at 5.3 million metric tonnes for the three months ended December 31, 2007, as compared with steel shipments of 3.5 million metric tonnes for the three months ended September 30, 2007.

Sales in the AM3S segment were higher at $5.3 billion for the three months ended December 31, 2007, as compared with sales of $3.7 billion for the three months ended September 30, 2007.

Operating income increased to $155 million for the three months ended December 31, 2007, as compared with operating income of $119 million for three months ended September 30, 2007, primarily due to higher volumes.

Liquidity and Capital Resources

For the three months ended December 31, 2007, net cash provided by operating activities was $6.0 billion, as compared with $4.1 billion for the three months ended September 30, 2007. Net cash provided by operating activities during the twelve months ended December 31, 2007, increased to $16.5 billion, as compared with $10.3 billion for the twelve months ended December 31, 2006. The increase is primarily due to the higher income and improvement in working capital management.

[7]	Shipments for the fourth quarter include a (57kt) adjustment for elimination of quarter three 2007 inter-company shipments in the stainless segment.
[8]	AM3S shipments are not consolidated

Capital expenditures during the three months ended December 31, 2007, increased to $2.0 billion, as compared with $1.2 billion for the three months ended September 30, 2007. Capital expenditures for the twelve months ended December 31, 2007, increased to $5.4 billion, as compared with pro forma capital expenditures of $4.6 billion for the twelve months ended December 31, 2006. The increase is in line with the investments identified in the Company organic growth strategy. The Company expects to spend approximately $7.0 billion during 2008.

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of December 31, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $8.1 billion as compared to $7.2 billion at September 30, 2007. Net debt for the fourth quarter, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, was $22.5 billion ($22.2 billion as at September 30, 2007). Gearing9 decreased from 38% to 37% and net debt to EBITDA ratio increased to 1.2x at December 31, 2007, as compared to 1.1x10 at September 30, 2007.

The Company had total liquidity of $16.7 billion at December 31, 2007 (as compared to $18.8 billion at September 30, 2007), consisting of cash and cash equivalents (including restricted cash and short-term investments) of $8.1 billion, and available bank lines (including bank lines at its operating subsidiaries) of $8.6 billion at December 31, 2007. Following the legal merger of Arcelor and Mittal Steel, most former Mittal Steel debt has been pushed down into ArcelorMittal Finance, which is the dedicated financing vehicle for ArcelorMittal. All ArcelorMittal Finance debt is fully guaranteed by its parent company, ArcelorMittal.

2007 Dividend and share buy-backs

During 2007, the Company returned $4.4 billion to shareholders, consisting of $1.8 billion in cash dividends and $2.6 billion in share buy-backs.

ArcelorMittal announced on September 4, the completion of the $590 million share buy-back program. In the aggregate, 9.5 million shares were purchased at an average price of $62.01 per share.

ArcelorMittal completed the 27 million share buy-back program on December 13, 2007, for a total outlay of $2.0 billion with an average price of $72.39 per share. During the fourth quarter of 2007, the Company repurchased 19 million shares for a total cost of approximately $1.4 billion with an average price of $72.67 per share.

[9]	Gearing is defined as net debt divided by total equity.
[10]	Based on 9M07 annualized EBITDA

On December 12, 2007 ArcelorMittal announced a new share buy-back program for up to a maximum of 44 million shares. This share buy-back program is aimed at offsetting the issuance of 44 million11 ArcelorMittal shares issued in connection with the ArcelorMittal legal merger on November 13, 2007. This program will be implemented over a two-year period. ArcelorMittal intends to use the repurchased shares for corporate purposes or to cancel them. During the fourth quarter of 2007, the Company acquired approximately 130,000 shares at a outlay of $9 million with an average price of $70.38 per share. As of February 12, 2008, an additional 5.6 million shares have been purchased under this 44 million share buy-back program for an outlay of $368 million with an average price of $65.99 per share.

Ratings

On November 20, 2007, Standard & Poor’s Ratings Services raised its long-term corporate credit rating for the Company to ”BBB+” from “BBB” with a stable outlook. On December 14, 2007, Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its outlook for long-term Issuer Default Rating to Positive from Stable. On January 17, 2008, Moody's Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2.

2008 dividend

As announced on November 14, 2007, ArcelorMittal’s Board of Directors has recommended to increase the Company’s base dividend by 20 cents from US$1.30 to US$1.50. The policy reconfirms a mechanism that will allow ArcelorMittal to honor its commitment of returning 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on the annual net earnings announced for the twelve months ended December 31, 2007 of $10.4 billion, ArcelorMittal will return a total of $3.1 billion to shareholders by paying a cash dividend of approximately $2.1 billion and implementing a $1.0 billion share buy-back. This distribution policy was implemented as of January 1, 2008.

Recent Developments

Carbon steel initiatives

•	On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority of the Egyptian Ministry of Trade and Industry to construct a steel plant in Egypt. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of billets through an electric arc furnace route.

•	On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A, the only major long carbon steel company in Costa Rica, that it did not already own. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and merchant bar quality, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year.

[11]	Includes 12 million treasury shares

•	On December 18, 2007, ArcelorMittal announced that it had signed an agreement with the administration of the Tver region in Russia that will lead to the creation of a green-field long carbon steel production unit. This steel complex will be built in two phases. In the first phase, a bar mill with a capacity of 600,000 tons of rebars and merchant bars will be built. Work on the site is expected to start during the second quarter of 2008 and commissioning of the mill is scheduled for the beginning of 2010.

•	On December 11, 2007, ArcelorMittal announced plans to build a $380 million beam mill in Contrecoeur, Canada, subject to appropriate agreements. This will entail the restructuring of its steel production activities in Canada. Flat carbon steel production will be consolidated in Hamilton (at the Dofasco facility) and long carbon production in Contrecoeur (at ArcelorMittal Montreal). In connection with this restructuring, the Contrecoeur site will close its hot mill operations and its cold mill operations. The capacity of the beam mill in Contrecoeur, Canada will be 800,000 metric tons.

•	On December 7, 2007, ArcelorMittal announced it had entered into a business cooperation agreement with China Oriental Group Company Limited (“China Oriental”) and its subsidiaries. In addition, ArcelorMittal entered into a shareholders’ agreement with the controlling shareholders of China Oriental regarding their shareholdings in and the management of China Oriental. On December 14, 2007, ArcelorMittal launched a mandatory cash tender offer to acquire all of the outstanding share capital in China Oriental. On February 5, 2008, ArcelorMittal announced the completion of its general offer to shareholders in China Oriental. The transaction is subject to formal governmental approval.

Mining activities

•	On January 31, 2008, ArcelorMittal announced that it had signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of $720 million. The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal in Russia. Both mines produce coking coal and are located in the Kemerovo region in Russia. As part of the agreement, ArcelorMittal will also acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. Annual production from the three operating mines - which have a combined estimated total reserve of more than 140 million tons - is 3.14 million tons RoM in 2007. The Zhernovskaya-3 coal deposit has an additional estimated reserve of 46 million tons. All the transactions are subject to regulatory approval.

•	On January 8, 2008, ArcelorMittal announced the signing of a memorandum of understanding with Société Nationale Industrielle et Minière (SNIM), Mauritania, to jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania.

•	On December 6, 2007, ArcelorMittal announced that it had signed an agreement to acquire the assets of OFZ, a.s, one of the leading Central European manufacturers of ferro-alloys. OFZ is involved in the manufacture of a wide range of ferro-alloys on the basis of manganese and silicon, namely ferromanganese, ferromanganese silicon and ferro-silicon. Other activities include the production of cored wires. Annual operating capacity of 150,000 tonnes, through the use of six furnaces, OFZ produced 141,000 tonnes of ferro-alloys in 2006.

•	On November 20, 2007, ArcelorMittal announced it had entered into a strategic equity partnership with Kalagadi Manganese, a South African manganese development company, in order to develop Kalagadi’s manganese resources. The 50/50 joint venture aims to develop a manganese mine, a beneficiation plant and a sinter complex in the Northern Cape Province of South Africa, and a smelter complex in Coega. Kalagadi Manganese project is situated in the Kuruman/Hotazel district of the Northern Cape Province. The parties intend to establish a manganese ore mine and sinter plant at Hotazel which will ultimately produce 2.4 million tons of sinter product per annum. It will also see the establishment of a 320 000 tons per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth, which will account for at least 50% of ArcelorMittal’s needs.

•	On November 20, 2007, ArcelorMittal announced it had signed an agreement to acquire a 12.6% equity stake (10% of fully diluted shares) in General Moly, Inc. for a total consideration of $70 million. General Moly is a US based molybdenum mineral development, exploration and mining company listed on the American Stock Exchange. Their primary asset is the Mt Hope project located in central Nevada. Combined with a second molybdenum property, the Hall-Tonopah project, also located in central Nevada, the Company’s aim is to become the largest primary molybdenum producer worldwide by the middle of the next decade. In addition to the equity purchase, ArcelorMittal has signed a letter of intent to enter into a long term off-take agreement. This agreement, subject to final documentation, would allow for the supply of approximately 6.5 million pounds per year of molybdenum.

•	On November 20, 2007, ArcelorMittal announced it had signed a memorandum of cooperation with the Republic of Mozambique. The memorandum of cooperation aims to strengthen cooperation between ArcelorMittal and the Republic of Mozambique through further investment in the primary and downstream steel industries, as well as the development of mining of raw materials in the form of iron ore and coal, with specific focus on metallurgical coal. In respect of downstream steel capacity, ArcelorMittal plans to build a new bar rolling mill in Mozambique with a yearly capacity of 400,000 tonnes.

Distribution

•	On December 24, 2007, ArcelorMittal announced that it had signed a share purchase agreement to acquire 100% of the shares of the Austrian steel distribution company Eisen Wagner GmbH. Eisen Wagner is one of the leading steel distribution companies in Austria. It sold 140,000 tons and out of this 60,000 tons of steel products were processed in 2007.

•	On December 4, 2007, ArcelorMittal announced its acquisition of NSD Limited, a leading steel distribution company specializing in sales of heavy sections and tubes based in Scunthorpe, North Lincolnshire, United Kingdom, in order to increase its commercial presence in the UK market. With 130,000 tonnes per year of sales (100,000 tonnes per year of heavy section and 30,000 tonnes per year of tubes) and £60 million of turnover, NSD will form the basis of the drive to gain a significant market share for ArcelorMittal Distribution in the UK.

Pipes and Tubes

•	On January 9, 2008, ArcelorMittal announced that it had entered into a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal’s strategy to strengthen its welded steel pipes business in South America. Unicon supplies the Oil & Gas and Industrial & Construction sectors both domestically and overseas. Total shipments for the year ending March 2007 were 552,000 tonnes. All the transactions are subject to regulatory approval.

•	On November 29, 2007, ArcelorMittal announced its intention to construct a 300,000 metric tonne per annum longitudinal submerged arc welded pipe mill in Nigeria.

Downstream

•	On January 24, 2008, ArcelorMittal inaugurated Arceo, its industrial prototype for a vacuum plasma steel coating line in Liège, Belgium.

Stainless Steel

•	On December 24, 2007, ArcelorMittal announced the acquisition of Cinter S.A, an important stainless steel distributor in Uruguay. The purchase forms a part of the strategy of ArcelorMittal to strengthen its stainless steel business in South America. Cinter S.A. enjoys a strong position in stainless steel tubes. It has also developed specialties that will complement the current offer of its stainless business.

•	On December 11, 2007, ArcelorMittal announced it acquired M.T. Majdalani y Cia. S.A., the leading stainless steel service center and distributor in Argentina. It sold about 12,000 tonnes in 2006. It specializes in flat stainless steel products with cut to length and slitting facility.

Disposals

•	On December 3, 2007, ArcelorMittal and Severstal-metiz announced that they had agreed on the sale of ArcelorMittal Wire Solutions' 50% stake in steelcord producer TrefilArbed Rus to Severstal-metiz.

Other key events

•	On February 1, 2008, ArcelorMittal announced that it had agreed to a solution proposed by the federal and regional governments of Belgium regarding carbon dioxide emission allowances and will consequently prepare for the relaunch of the Seraing (Liège, Belgium) blast furnace number 6.

•	On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar that it did not already own. ArcelorMittal announced that the cash tender offer for the Acindar shares had achieved a 98.6% participation rate. On February 14, 2007, the closing date, ArcelorMittal is expected to pay to the shareholders the amount of $552 million for the tendered shares.

•	On January 16, 2008, ArcelorMittal announced it had begun informational sessions and consultations with employee representatives regarding a reorganisation plan for its wire rod operations in Gandrange (Lorraine, France) and in other European locations.

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Outlook

The Company expects first quarter 2008 EBITDA to be between $4.7 to $5.0 billion, comparable to fourth quarter 2007 levels. Total shipments in the first quarter of 2008 are expected to increase as compared with the fourth quarter of 2007. Flat Carbon Americas EBITDA is expected to benefit from improved steel selling price levels. EBITDA in the Flat Carbon Europe and Long Carbon Americas and Europe segments is expected to improve primarily due to volume increases. The Stainless Steel segment is expected to improve following increases in selling volumes. EBITDA in the AM3S segment is expected to decrease. The AACIS segment’s performance is expected to decrease due to operating disruptions. The Company expects a depreciation charge of approximately $1.1 billion, on a quarterly basis.

The Company expects to spend approximately $7.0 billion for capital expenditures in 2008. Furthermore, the Company expects an effective annual tax rate of between 20%-25%.

ARCELORMITTAL UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
In millions of U.S. dollars	ACTUAL December 31, 2007	ACTUAL September 30, 2007	ACTUAL December 31, 2006[1]
ASSETS

Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$8,105	$7,200	$6,146
Trade accounts receivable – net Inventories Prepaid expenses and other current assets	9,715 21,750 5,940	10,402 20,792 5,725	8,769 19,238 5,209

Total Current Assets	45,510	44,119	39,362

Goodwill and intangible assets	15,031	14,979	10,782
Property, plant and equipment	61,994	59,341	54,696
Investments in affiliates and joint ventures and other assets	11,113	9,186	7,326

Total Assets	$133,648	$127,625	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$8,542	$9,594	$4,922
Trade accounts payable Accrued expenses and other current liabilities	14,173 9,676	12,248 10,703	10,717 8,921

Total Current Liabilities	32,391	32,545	24,560

Long-term debt, net of current portion	22,085	19,775	21,645
Deferred tax liabilities Other long-term liabilities	7,927 9,869	7,878 8,667	7,274 8,496

Total Liabilities	72,272	68,865	61,975

Total Shareholders’ Equity	56,526	52,079	42,127
Minority Interest	4,850	6,681	8,064

Total Equity	61,376	58,760	50,191

Total Liabilities and Shareholders’ Equity	$133,648	$127,625	$112,166

1.	Amounts are derived from the audited financial statements of Mittal Steel (a predecessor of the Company) for the year ended December 31, 2006

ARCELORMITTAL UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except shares, per share, employee and shipment data	Three Months Ended			Twelve Months Ended
	December 31, 2007 Actual	September 30, 2007 Actual	December 31, 2006 [1,2] Pro forma	December 31, 2007 Actual	December 31, 2006 [1,2] Pro forma
STATEMENTS OF INCOME

Sales	$27,993	$25,524	$23,203	$105,216	$88,576
Depreciation and impairment	1,557	1,028	875	4,570	3,448
Operating Income	3,290	3,853	3,243	14,830	11,824
Operating Margin %	11.8%	15.1%	14.0%	14.1%	13.3%

Income from equity method investments and Other Income	273	280	209	985	619
Financing costs - net	(546)	(189)	4	(927)	(1,328)

Income before taxes and minority interest	3,017	3,944	3,456	14,888	11,115
Income tax expense	345	672	642	3,038	1,654

Income before minority interest	2,672	3,272	2,814	11,850	9,461
Minority interest	(237)	(312)	(443)	(1,482)	(1,488)

Net income	$2,435	$2,960	$2,371	$10,368	$7,973

Basic earnings per common share[3]	$1.72	$2.10	$1.72	$7.41	$5.76
Diluted earnings per common share[3]	1.71	2.10	1.71	7.40	5.76
Weighted average common shares outstanding (in millions)[3]	1,418	1,407	1,382	1,399	1,383
Diluted weighted average common shares outstanding (in millions)[3]	1,421	1,409	1,384	1,401	1,385

EBITDA[4]	$4,847	$4,881	$4,118	$19,400	$15,272
EBITDA Margin %	17.3%	19.1%	17.7%	18.4%	17.2%

OTHER INFORMATION
Total shipments of steel products[5] (million metric tonnes)	28.0	26.0	26.7	109.7	110.5
Employees (in thousands)	311	311	319	311	319

1.	The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis, assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.
2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory
3.	The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.
4.	EBITDA is defined as operating income plus depreciation and impairment.
5.	Some inter-company shipments are not eliminated

ARCELORMITTAL UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Twelve Months Ended
	December 31, 2007 Actual	September 30, 2007 Actual	December 31, 2006 [1,2] Pro forma	December 31, 2007 Actual	December 31, 2006[1,2] Pro forma
Operating activities:
Net Income	$2,435	$2,960	$2,371	$10,368	$7,973
Adjustments to reconcile net income to net cash provided by operations:
Minority interests	237	312	443	1,482	1,488
Depreciation and impairment	1,557	1,028	875	4,570	3,448
Other operating activity	1,804	(183)	578	112	(2,624)

Net cash provided by operating activities	6,033	4,117	4,267	16,532	10,285

Investing activities:
Purchase of property, plant and equipment	(1,978)	(1,152)	(1,633)	(5,448)	(4,638)
Other investing activities (net)	(1,474)	(209)	(43)	(6,256)	(137)

Net cash used in investing activities	(3,452)	(1,361)	(1,676)	(11,704)	(4,775)

Financing activities:
Proceeds (payments) from payable to banks and long-term debt	420	(1,693)	(2,292)	1,435	(718)
Dividends paid	(592)	(519)	(211)	(2,269)	(2,480)
Share buy-back	(1,351)	(682)	—	(2,604)	—
Other financings activities (net)	(509)	442	(41)	(30)	(88)

Net cash provided by (used in) financing activities	(2,032)	(2,452)	(2,544)	(3,468)	(3,286)

Net increase (decrease) in cash and cash equivalents	549	304	47	1,360	2,224

Effect of exchange rate changes on cash	390	138	241	685	295

Change in cash and cash equivalents	$939	$442	$288	$2,045	$2,519

1.	The information provided assumes that the acquisition of Arcelor occurred at the beginning of the period presented. Arcelor is included on a pro forma basis assuming the acquisition of Dofasco and Sonasid occurred at the beginning of the period presented.
2.	The information provided includes preliminary purchase price adjustments except for the adjustment for inventory

Appendix 1a - Fourth Quarter 2007

Key financial and operational information

Amounts in millions of U.S. dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel[12]	AM3S
Financial Information
Sales	$6,210	$9,249	$6,674	$4,688	$2,335	$5,325
Depreciation and impairment	330	410	290	176	75	42
Operating income	693	869	923	631	115	155
Operating margin (as a percentage of sales)	11.2%	9.4%	13.8%	13.5%	4.9%	2.9%
EBITDA	1,023	1,279	1,213	807	190	197
EBITDA margin (as a percentage of sales)	16.5%	13.8%	18.2%	17.2%	8.1%	3.7%
Capital expenditures	326	758	306	336	87	124
Operational Information
Crude Steel Production (Thousand MT)[13]	7,935	7,976	6,171	5,086	559	—
Steel Shipments (Thousand MT)	7,327	8,756	6,283	5,151	461	5,304
Average Steel Selling price (US$/MT)	731	870	799	622	4,342	925
Employees (000’s)	35	68	56	124	12	13

•	EBITDA is defined as operating income plus depreciation and impairment.

•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units.

•	Some inter-segment and intra-segment sales have not been eliminated.

•	Some inter-company shipments have not been eliminated.

•	AM3S shipments are not consolidated and exclude all hirework and commission shipments from April 1, 2007 onwards.

[12]

Shipments for the fourth quarter include a (57kt) adjustment for elimination of quarter three 2007 inter-company shipments in the stainless segment. Excluding this adjustment, quarter four shipments are 518kt and average selling price was $3,866 per ton.

[13]	Quarter four steel production includes (626kt) adjustment for double counting of production, from quarter 1 to quarter 3, 2007.

•	Average steel selling prices are calculated as steel sales divided by steel shipments.

•	As from the fourth quarter 2007 onwards AM3S division includes buying and selling trading activity from the ArcelorMittal International business

Appendix 1b – Full Year 2007

Key financial and operational information

Amounts in millions of U.S. dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S
Financial Information
Sales	$22,895	$34,562	$23,830	$18,229	$9,349	$16,241
Depreciation and impairment	1,064	1,400	798	590	275	138
Operating income	2,987	4,149	3,896	3,184	876	579
Operating margin (as a percentage of sales)	13.0%	12.0%	16.3%	17.5%	9.4%	3.6%
EBITDA	4,051	5,549	4,694	3,774	1,151	717
EBITDA margin (as a percentage of sales)	17.7%	16.1%	19.7%	20.7%	12.3%	4.4%
Capital expenditures	1,297	1,742	974	872	263	222
Operational Information
Crude Steel Production (Thousand MT)	31,096	37,494	24,714	20,886	2,225	—
Steel Shipments (Thousand MT)	27,931	34,372	24,599	20,887	1,935	15,934
Average Steel Selling price (US$/MT)	712	839	777	621	4,471	974
Employees (000’s)	35	68	56	124	12	13

•	EBITDA is defined as operating income plus depreciation and impairment.

•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units.

•	Some inter-segment and intra-segment sales have not been eliminated.

•	Some inter-company shipments have not been eliminated.

•	AM3S shipments are not consolidated and exclude all hirework and commission shipments from April 1, 2007 onwards.

•	Average steel selling prices are calculated as steel sales divided by steel shipments.

•	As from the fourth quarter 2007 onwards AM3S division includes buying and selling trading activity from the ArcelorMittal International business

Appendix 2 - Quarter 4 2007

ArcelorMittal steel shipments by geographical location

Shipments[3] (Thousand MT)	Q4 07	Q3 07	Q2 07	Q1 07
Flat Carbon Americas:	7,327	6,886	7,121	6,597

North America[1]	5,682	5,516	5,910	5,404
South America	1,646	1,370	1,211	1,193

Flat Carbon Europe:	8,756	7,798	9,165	8,653

Europe	8,756	7,798	9,165	8,653

Long Carbon Americas and Europe:	6,283	5,657	6,490	6,169

North America[2]	1,247	1,096	1,061	763
South America	1,331	1,342	1,313	1,259
Europe	3,705	3,219	4,116	4,147

AACIS:	5,151	5,263	5,356	5,117

Africa	1,977	2,030	2,019	2,107
Asia, CIS & Other	3,173	3,233	3,337	3,010

Stainless Steel:	461	432	544	498

1	Includes shipments from Lázaro Cárdenas, Mexico and Canada (Dofasco)
2	Includes shipments from Sicartsa, Mexico
3	Shipments for the fourth quarter include a (57kt) adjustment for elimination of quarter three 2007 inter-company shipments in the stainless segment.

•	Some inter-company shipments have not been eliminated.

•	AM3S shipments are not consolidated in the combined company total

Appendix 3 – Share buy-back

Program	Number of shares (million)	Amount (billion $)	Average price $
$590 million program	9.5	0.6	62.01
27 million program	27	2.0	72.39
44 million program buy-back in 2007	0.1	0	70.38
44 million program buy-back in 2008 YTD	5.6	0.4	65.99

1.	Total number of shares outstanding as at December 31, 2007 is 1,422 million

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations

Europe +352 4792 2414
Americas +1 312 899 3569
Retail +352 4792 2434
SRI +44 203 214 2854
Bonds/Credit +33 1 71 92 10 26

Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

ArcelorMittal Corporate Communications		Netherlands

Nicola Davidson	+44 207 543 1162 /1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+ 44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397